DAVIS LLP | LEGAL ADVISORS SINCE 1892

| | |
|---|---|
| FROM THE OFFICE OF | Joy Syho |
| DIRECT LINE | 604.443.2643 |
| DIRECT FAX | 604.605.4879 |
| E-MAIL | jsyho@davis.ca |
| FILE NUMBER | 50277-00001 |


RECEIVED 2009 JUL 15 A 7:20

June 30, 2009

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

09046552

SUPPL

Dear Sirs:

**Re: GGL Diamond Corp. - Exemption No. 82-1209**

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
**DAVIS LLP**
Per:

Joy Syho
Paralegal
JSS/jss

Davis:5138205.1

7/16

Exemption No. 82-1209



June 30, 2009

**GGL DIAMOND CORP.**
**(the "Company")**

**Index**

**1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

---

| **Document Name or Information** | | | **Documents Filed** |
|---|---|---|---|
| (a) | Incorporation Documents | | |
| | (i) | BC | N/A |
| (b) | Extra-provincial Registration | | |
| | (i) | NWT | N/A |
| (c) | Annual Reports | | |
| | (i) | BC | June 24, 2009 |
| | (ii) | NWT | N/A |
| (d) | Notices Filed with Registrar of Companies | | |
| | (i) | BC | Notice of Change of Directors filed June 23, 2009 |
| | (ii) | NWT | N/A |
| (e) | Special Resolution | | |
| | (i) | BC | N/A |
| | (ii) | NWT | N/A |

**2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")**

| | **Document Name or Information** | **Documents Filed** |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | N/A |
| (b) | Annual Information Form (not mandatory) | N/A |
| (c) | Annual CEO and CFO Officer Certifications under MI 52-109 | N/A |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | N/A |
| (e) | Interim CEO and CFO Officer Certifications under NI 52-109 | N/A |
| (f) | News Releases | June 17, 2009 |
| (g) | Form 51-102F3, Material Change Report | N/A |
| (h) | Notice of Meeting and Record Dates of shareholders' meeting (Amended) | June 12, 2009 |
| (i) | Notice of shareholders' meeting, Proxy and Information Circular | N/A |
| (j) | Form 45-106F1, Report of Exempt Distribution | N/A |
| (k) | Notice of Change in Year End by more than 14 Days | N/A |
| (l) | Notice of Change in Corporate Structure | N/A |
| (m) | Notice of Change of Auditors | N/A |
| (n) | Business Acquisition Report under NI 51-102 | N/A |
| (o) | Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed | N/A |
| (p) | Notice of Change of Status Report | N/A |

| **Document Name or Information** | | | **Documents Filed** |
|---|---|---|---|
| (q) | Filing of documents Affecting the Rights of Securityholders including: | | |
| | (i) | charter documents | N/A |
| | (ii) | securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company | N/A |
| | (iii) | any securityholder rights plans or similar plans | N/A |
| | (iv) | any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally | N/A |
| | (v) | copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed. | N/A |
| (r) | Prospectus | | N/A |
| (s) | Amendment to Prospectus | | N/A |
| (t) | Takeover Bid Circular | | N/A |
| (u) | Notice of Change or Variation to Takeover Bid Circular | | N/A |
| (v) | Issuer Bid Circular | | N/A |
| (w) | Notice of Change or Variation to Issuer Bid Circular | | N/A |
| (x) | Initial Acquisition Report | | N/A |
| (y) | Subsequent Acquisition Reports | | N/A |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (z) | Notice of Intention to Sell by a Control Person | N/A |

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

---

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Exchange Filing Statement | N/A |
| (b) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | N/A |
| (c) | Annual Information Form (not mandatory) | N/A |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | N/A |
| (e) | News Releases | June 17, 2009 |
| (f) | Form 51-102F3, Material Change Report | N/A |
| (g) | Notice of Meeting and Record Dates of shareholders' meeting (Amended) | June 12, 2009 |
| (h) | Notice of shareholders' meeting, Proxy and Information Circular | N/A |
| (i) | Prospectus | N/A |
| (j) | Amendment to Prospectus | N/A |
| (k) | Takeover Bid Circular | N/A |
| (l) | Notice of Change or Variation to Takeover Bid Circular | N/A |
| (m) | Issuer Bid Circular | N/A |
| (n) | Notice of Change or Variation to Issuer Bid Circular | N/A |
| (o) | Initial Acquisition Report | N/A |
| (p) | Subsequent Acquisition Reports | N/A |
| (q) | Notice of Intention to Sell by a Control Person | N/A |
| (r) | Notice of Dividends | N/A |

| Document Name or Information | | | Documents Filed |
|---|---|---|---|
| (s) | Exchange Bulletins announcing certain transactions: | | |
| | (i) | Promotional Investor Relations and Market-Making Activities | N/A |
| | (ii) | Dividend/Distribution Declaration | N/A |
| | (iii) | Private Placement | N/A |
| | (iv) | Warrant Amendments | N/A |
| | (v) | Shares for Debt | N/A |
| | (vi) | Short Form Offering | N/A |
| | (vii) | Acquisitions/Dispositions | N/A |
| | (viii) | Notice of Intention to Make a Normal Course Issuer Bid | N/A |
| | (ix) | Name Change without Consolidation or Split | N/A |
| | (x) | Name Change and Consolidation/Split | N/A |
| (t) | Listing Application | | N/A |

**4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis) | N/A |
| (b) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | N/A |
| (c) | Notice of shareholders' meeting, Proxy and Information Circular | N/A |
| (d) | Prospectus | N/A |
| (e) | Amendment to Prospectus | N/A |
| (f) | Issuer Bid Circular | N/A |

| Document Name or Information | Documents Filed |
|---|---|
| (g) Notice of Change or Variation to Issuer Bid Circular | N/A |

Date and Time: June 24, 2009 03:01 PM Pacific Time

RECEIVED
2009 JUL 15 A 7:00

BRITISH COLUMBIA
The Best Place on Earth

**Ministry of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Annual Report

**BC COMPANY**

*FORM 6*
*BUSINESS CORPORATIONS ACT*
*Section 51*

*Filed Date and Time:* **June 24, 2009 03:01 PM Pacific Time**

## ANNUAL REPORT DETAILS

NAME OF COMPANY

GGL DIAMOND CORP.
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

INCORPORATION NUMBER
**BC0235315**

DATE OF RECOGNITION
**May 25, 1981**

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
**May 25, 2009**

## OFFICER INFORMATION AS AT May 25, 2009

**Last Name, First Name, Middle Name:**
DEMARE, NICK
**Office(s) Held:** (CFO, Secretary)

**Mailing Address:**
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

**Delivery Address:**
1090 WEST GEORGIA STREET
SUITE 1305
VANCOUVER BC V6E 3V7
CANADA

**Last Name, First Name, Middle Name:**
HRKAC, RAYMOND ANDREW
**Office(s) Held:** (CEO, President)

| **Mailing Address:** | **Delivery Address:** |
|---|---|
| 675 WEST HASTINGS STREET<br>SUITE 904<br>VANCOUVER BC V6B 1N2<br>CANADA | 675 WEST HASTINGS STREET<br>SUITE 904<br>VANCOUVER BC V6B 1N2<br>CANADA |

---

**Last Name, First Name, Middle Name:**
LAU, JURGEN T.
**Office(s) Held:** (Assistant Secretary)

| **Mailing Address:** | **Delivery Address:** |
|---|---|
| 5315 ASPEN DRIVE<br>WEST VANCOUVER BC V7W 3C8<br>CANADA | 5315 ASPEN DRIVE<br>WEST VANCOUVER BC V7W 3C8<br>CANADA |

---

**Last Name, First Name, Middle Name:**
ORNSTEIN, DONNA L.
**Office(s) Held:** (Assistant Secretary)

| **Mailing Address:** | **Delivery Address:** |
|---|---|
| 6907 WILTSHIRE STREET<br>VANCOUVER BC V6P 5H2<br>CANADA | 6907 WILTSHIRE STREET<br>VANCOUVER BC V6P 5H2<br>CANADA |

---

Date and Time: June 23, 2009 02:51 PM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

**Ministry of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Notice of Change of Directors

*FORM 10*
*BUSINESS CORPORATIONS ACT*
*Section 127*

*Filed Date and Time:* **June 23, 2009 02:51 PM Pacific Time**

**Incorporation Number:**
BC0235315

**Name of Company:**
GGL DIAMOND CORP.

## Director(s) Change of Name or Address

**Last Name, First Name, Middle Name:**
BODEN, WILLIAM J.

**Mailing Address:**
1075 WEST GEORGIA STREET
SUITE 2010
P.O. BOX 57
VANCOUVER BC V6E 3C9
CANADA

**Delivery Address:**
1075 WEST GEORGIA STREET
SUITE 2010
P.O. BOX 57
VANCOUVER BC V6E 3C9
CANADA

GGL DIAMOND CORP.

**NEWS RELEASE**

June 17, 2009

# Kennecott to conduct Ground Gravity Survey on CH Project Area

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) ("GGL") is pleased to announce that GGL has been informed by Kennecott Canada Exploration Inc. ("Kennecott") of its intentions to conduct a ground gravity survey on the CH Project Area ("Property") about 250 kilometers north of Yellowknife, Northwest Territories.

In February, GGL and Kennecott signed an Exploration and Option Agreement which gives Kennecott the sole and exclusive right and option to acquire, subject to Royalties, a 100% interest in the Property, by incurring expenditures of $10,000,000 on or before December 31, 2016, of which $900,000 is a commitment and must be spent on or before December 31, 2011. In order to exercise the option Kennecott must provide GGL additional yearly payments beginning in 2013, to total $1,000,000 on or before December 31, 2016.

Under the direction of Kennecott, GGL has contracted Aurora Geosciences Ltd. to conduct the gravity survey on lake and land-based targets on the Shoe mineral claims, 45 kilometers west of the Diavik Diamond Mine, which hosts the potential for a cluster of diamondiferous kimberlites. Crews have mobilized into the property for the gravity survey which will help define additional targets within the kimberlite indicator mineral train.

The Shoe claims are part of the extensive CH Project area, covering nearly 175,000 acres, which lies within an area measuring 60 km east-west by 80 km north-south, and starts 30 km west of the Diavk Diamond Mine. GGL has already discovered four kimberlites on the property, one of which, the Bishop kimberlite, is diamondiferous.

ABOUT GGL DIAMOND CORP.

GGL is a Canadian mineral exploration company whose present focus is on its gold properties as well as copper-gold, VMS, nickel and diamonds. All of its properties are located in Canada.

ADMINSTRATION

Ms. Susan de Stein, Vice-President of Adminstration has resigned as an officer of GGL due to personal reasons.

GGL DIAMOND CORP.
*"Raymond A. Hrkac"*

Raymond A Hrkac
President & CEO

For further information, please call (604) 688-0546 or contact info@ggldiamond.ca



#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 12/06/2009

To: All Canadian Securities Regulatory Authorities

**Subject: GGL DIAMOND CORP**

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

| | |
|---|---|
| Meeting Type : | Annual General Meeting |
| Record Date for Notice of Meeting : | 10/07/2009 |
| Record Date for Voting (if applicable) : | 10/07/2009 |
| Meeting Date : | 19/08/2009 |
| Meeting Location (if available) : | Vancouver, BC |

**Voting Security Details:**

| Description | CUSIP Number | ISIN |
|---|---|---|
| COMMON | 361703101 | CA3617031016 |

Sincerely,

**Computershare Trust Company of Canada / Computershare Investor Services Inc.**

Agent for GGL DIAMOND CORP